SCHEDULE 13D

CUSIP NO. 67010F202	PAGE 1 OF 5 PAGES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)

NOVOGEN LIMITED
____________________________________________________________________________________
(Name of Issuer)

Common Stock
____________________________________________________________________________________
(Title of Class of Securities)

67010F202
_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1900 K Street, N.W. Washington, D.C.  20006 (202) 261-3385
____________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2013
______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 67010F202	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,186,533 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 15,654,900 represented by 626,196 Sponsored ADRs)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,186,533 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 15,654,900 represented by 626,196 Sponsored ADRs)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,186,533 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 15,654,900 represented by 626,196 Sponsored ADRs)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES) 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.19%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP NO. 67010F202	PAGE 3 OF 5 PAGES

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,186,533 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 15,654,900 represented by 626,196 Sponsored ADRs)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,186,533 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 15,654,900 represented by 626,196 Sponsored ADRs)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,186,533 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 15,654,900 represented by 626,196 Sponsored ADRs)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.19%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP NO. 67010F202	PAGE 4 OF 5 PAGES

ITEM 1.                      Security and Issuer

This Amendment No. 10 to the Statement on Schedule 13D heretofore filed on November 18, 2004 is filed with respect to the ordinary shares of common stock (“Ordinary Shares”) of Novogen Limited (the “Company”).  The address of the Company is 1-7 Waterloo Road, Macquarie Park, NSW, Australia.  The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. (“ECH”), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the “Reporting Persons”) to reflect the following amendments to Item 3, Item 4 and Item 5.

ITEM 3.                      Source and Amount of Funds or Other Consideration

Since August 8, 2008, the Reporting Persons have sold 3,500 Sponsored ADRs (representing 87,500 Ordinary Shares) for an aggregate consideration (exclusive of brokers’ commissions) of $31,220.00.  In addition, since August 8, 2008, Austin has resigned as trustee to the Anna Lake Elias Trust, the Anna Lake Elias Trust Under Arizona Uniform Transfers to Minors Act, the Austin Clark Insurance Trust, the Jackson Austin Lowery 2006 Grandchild Gift Trust, the Josiah Zane Sylvester 2006 Grandchild Gift Trust, the Josiah Zane Sylvester Trust Under Arizona Uniform Transfers to Minors Act, and the Mary Kathleen Lowery 2006 Grandchild Gift Trust.

All dollar amounts are in U.S. dollars.

ITEM 4.                      Purpose of Transaction

Austin, as sole Managing Member of ECH is filing this Amendment No. 10 to the Statement on Schedule 13D because he is deemed beneficial owner of more than 5% of the Company's Ordinary Shares.  Austin, as sole Managing Member of ECH, will continually evaluate the business, financial conditions, and prospects of the Company, as well as conditions in the economy and the pharmaceutical industry in general, with a view toward determining whether to hold, decrease, or from time to time add to these investments in Ordinary Shares and Sponsored ADRs.  Austin, as sole Managing Member of ECH, has no present plans or intent to make proposals which relate to or would result in any action enumerated from subparagraph (b) through subparagraph (j) of Item 4 of Schedule 13D.

ITEM 5.                      Interest in Securities of the Issuer

(a)           Austin is deemed beneficial owner of 20,186,533 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with remaining 15,654,900 Ordinary Shares represented by 626,196 Sponsored ADRs) as sole Managing Member of ECH.  ECH is deemed beneficial owner of 20,186,533 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 15,654,900 represented by 626,196 Sponsored ADRs).  Based on the 117,405,676 Ordinary Shares outstanding as of February 13, 2013 as reported on the Company’s 6-K filed on February 20, 2013, Austin and ECH’s deemed beneficial holdings each represent 17.19% of the Company’s Ordinary Shares.

SCHEDULE 13D

CUSIP NO. 67010F202	PAGE 5 OF 5 PAGES

(b)           As the sole Managing Member of ECH, Austin shares with ECH the power to vote or to direct the vote or to dispose or to direct the disposition of the 20,168,533 Ordinary Shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 15,654,900 represented by 626,196 Sponsored ADRs) held by ECH.

(c)           No transactions in the Company’s Sponsored ADRs or Ordinary Shares have been effected by the Reporting Persons during the last 60 days except the following transactions, which were open market transactions.  Where applicable, prices do not include brokerage fees.

Reporting Person	Transaction	Date	Quantity	Price Per Unit
Austin, on behalf of ECH	Sale of Sponsored ADRs	02/25/2013	500	$8.90
Austin, on behalf of ECH	Sale of Sponsored ADRs	02/25/2013	500	$9.05
Austin, on behalf of ECH	Sale of Sponsored ADRs	02/25/2013	500	$9.10
Austin, on behalf of ECH	Sale of Sponsored ADRs	02/25/2013	500	$9.15
Austin, on behalf of ECH	Sale of Sponsored ADRs	02/25/2013	500	$9.21
Austin, on behalf of ECH	Sale of Sponsored ADRs	02/25/2013	500	$9.03
Austin, on behalf of ECH	Sale of Sponsored ADRs	02/26/2013	500	$8.00

(d)           No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)           Not Applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 7, 2013	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH